Tabcorp
the bigger better game

19 December 2006

Tabcorp outlines strategy to revitalise NSW TAB retail network

Tabcorp today announced a major plan to revitalise the NSW TAB retail network, including a multi-million dollar refurbishment program and improved services for punters.

Headlining the strategy is an investment of $50 million in the retail network over five years to deliver better customer facilities with more space, more information for punters, greater comfort, new self-service terminals and big screen televisions for racing vision.

The strategy is part of Tabcorp's plan to enhance the customer experience in NSW, grow the wagering business and strengthen financial returns to the NSW Racing Industry and State Government.

The TAB is the primary funding provider for the NSW thoroughbred, harness and greyhound racing industries. In 2005/06, the TAB returned $219 million to the NSW Racing Industry and paid $226 million in taxes to the NSW Government.

"The existing NSW TAB retail network is underperforming, ageing and needs to be revitalised. Venue renewal is a vital part of any successful retail business," said Tabcorp's Chief Executive of Australian Business, Elmer Funke Kupper.

"The entertainment landscape is changing and we need to work harder than ever before to deliver to our customers. Customers demand state-of-the-art facilities and that's what the new TABs will offer. Already we have approved the first investment of $5 million in self-service betting terminals that will allow venues to stay open longer without incurring substantial additional costs."

"An ongoing investment in our products and distribution, people and racing partners will allow us to continue to give our customers the most convenient access to the TAB's products and a better entertainment experience," he said.

"Tabcorp's early results with the program in NSW have been positive. Over the past 12 months we have upgraded 11 agencies and 190 licensed venues. These outlets have experienced average sales growth of 8.5% against a state average of 2.2%.

"The program is designed uniquely for NSW, taking into account customer preferences, the geographic spread of NSW and the role that clubs and pubs play in the market.

There are currently more than 2100 TAB agencies and licenced venues (pubs and clubs) in NSW. To make the network sustainable and make it attractive for operators to re-invest in their facilities over time, the company expects the number of outlets to be reduced by up to 20% in the long term.

In comparison, Victoria has almost 600 TAB outlets and has been through a similar program. Victoria is outperforming the NSW outlets and this is evident through:

- Each Victorian TAB outlet has an average annual turnover of $4.4 million, compared to $1.7 million in NSW.
- Retail sales in Victoria increased by 28% over the past five years compared to 12% in NSW.

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Tabcorp Holdings Limited
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ABN 66 063 780 709

Tel 61 3 9868 2508
Fax 61 3 9868 2639
www.tabcorp.com.au

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Tabcorp
the bigger better game

"By focusing on making the retail network as attractive as possible to NSW customers, the NSW TAB will deliver higher growth," Mr Funke Kupper said.

"We want to attract new customers to the TAB brand and to make it more attractive to spend time in your local TAB."

Despite the need to reinvigorate the network Tabcorp understands that closures in smaller country towns can create difficulties for some customers and venue operators. The current drought is also a factor in regional economic hardship.

As a result, Tabcorp has committed to:

- Maintaining a presence in country NSW by ensuring country towns that have an existing TAB facility will maintain it. TAB considers itself part of these communities and will be staying.
- A moratorium on any closures in towns with three or less TAB outlets. This moratorium will operate for 12 months and will be reviewed again by Tabcorp at the end of this period.

A further plank in Tabcorp's plan to revitalise the NSW TAB retail network is the introduction of a new remuneration scheme for TAB operators, which comes into effect on 1 January 2007. The scheme will:

- Reward operators who invest in their facilities to provide a better customer experience.
- Introduce new minimum standards for TAB outlets in areas such as trading hours, provision of form and responsible service of wagering.

Tabcorp will consult with the Australian Hotels Associations, Clubs NSW and other industry stakeholders in relation to its plan to invest in the NSW TAB retail network. Individual pubs, clubs and operators will also be consulted as part of the process.

"Tabcorp plans to maintain its leadership position in the NSW wagering arena. We want to deliver a sustainable and successful NSW retail network that delivers to our customers and grows returns for the racing codes and the NSW community," Mr Funke Kupper said.

For further media enquiries contact:
Nicholas Tzaferis, Media Relations Manager
tzaferisn@tabcorp.com.au
(03) 9868 2529

About Tabcorp

Tabcorp is Australia's premier gambling entertainment group and one of the biggest gambling businesses in the world. With entertainment, hospitality and leisure activities extending across wagering, gaming, casinos and media, the Tabcorp group includes brands such as the TAB in NSW and Victoria, TAB Sportsbet, the Star City and Jupiters casinos, Tabaret, Keno and Sky Channel. Tabcorp offers first-class entertainment and customer service combined with the highest levels of integrity.

Tabcorp has 1.6 million wagering customers in NSW and Victoria, and offers a full range of products across retail outlets, racecourses, the phone and the Internet. Tabcorp's turnover on racing in 2006 was A$8.01 billion.